Exhibit 99.1

Stimmrechtsmitteilung Seite 1 | 5 Hamburg 22419 Manfred Eigen Campus / Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Stimmrechtsmitteilung oder Korrektur einer Stimmrechtsmitteilung vom 1. Angaben zum Emittenten Name Legal Entity Identifier (LEI) Straße, Hausnr. PLZ Ort 2. Grund der Mitteilung (mehrere Angaben möglich) X Erwerb bzw. Veräußerung von Aktien mit Stimmrechten X Erwerb bzw. Veräußerung von Instrumenten Änderung der Gesamtzahl der Stimmrechte Sonstiger Grund 3. Angaben zum Mitteilungspflichtigen Natürliche Person Vorname Nachname Geburtsdatum Michael Kaufman 23.02.1972 Juristische Person Name inkl. Rechtsform (Firma) Registrierter Sitz Staat 4. Namen der Aktionäre mit 3% oder mehr Stimmrechten, wenn abweichend von 3. Name 5. Datum der Schwellenberührung 06.01.2026

Seite 2 | 5 6. Gesamtstimmrechtsanteile Anteil Stimmrechte (Summe 7.a) Anteil Instrumente (Summe 7.b.1 + 7.b.2) Summe Anteile (Summe 7.a + 7.b) Gesamtzahl der Stimmrechte nach § 41 WpHG neu 2,89% 2,14% 5,03% 177.778.907 letzte Mitteilung n/a n/a n/a - 7. Einzelheiten zu den Stimmrechtsbeständen a. Stimmrechte (§§ 33, 34 WpHG) ISIN absolut in % direkt (§ 33 WpHG) zugerechnet (§ 34 WpHG) direkt (§ 33 WpHG) zugerechnet (§ 34 WpHG) DE0005664809 0 5.130.002 0,00% 2,89 % Summe 5.130.002 2,89 % b.1. Instrumente i.S.d § 38 Abs. 1 Nr. 1 WpHG Art des Instrumentes Fälligkeit / Verfall Ausübungs-zeitraum / Laufzeit Stimmrechte absolut Stimmrechte in % 0 0,00 % Stimmrechte absolut Stimmrechte in % Summe 0 0,00%

Seite 3 | 5 b.2. Instrumente i.S.d § 38 Abs. 1 Nr. 2 WpHG Art des Instrumentes Fälligkeit / Verfall Ausübungs-zeitraum / Laufzeit Barausgleich oder physische Abwicklung Stimmrechte absolut Stimmrechte in % Equity-Swap Spätestens 5.11.2035 06.10.2025 bis 05.11.2035 Barausgleich 3.531.633 1,99 % Equity-Swap Spätestens 11.01.2027 04.12.2025 bis 11.01.2027 Barausgleich 280.296 0,16 % Stimmrechte absolut Stimmrechte in % Summe 3.811.929 2,14%

Seite 4 | 5 8. Informationen in Bezug auf den Mitteilungspflichtigen (bitte Zutreffendes ankreuzen) Mitteilungspflichtiger (3.) wird weder beherrscht noch beherrscht Mitteilungspflichtiger andere Unternehmen, die Stimmrechte des Emittenten (1.) halten oder denen Stimmrechte des Emittenten zugerechnet werden. X Vollständige Kette der Tochterunternehmen, beginnend mit der obersten beherrschenden Person oder dem obersten beherrschenden Unternehmen. Unternehmen Stimmrechte in %, wenn 3% oder höher Instrumente in %, wenn 5% oder höher Summe in %, wenn 5% oder höher Michael Kaufman MAK Capital One LLC MAK Management LLC 5,03% - Michael Kaufman MAK GP LLC MAK Capital Fund LP 5,03% - Michael Kaufman MAK GP LLC MAK One Fund LP MAK Capital Fund LP 5,03% - Michael Kaufman MAK One Fund LP MAK Capital Fund LP 5,03% 9. Bei Vollmacht gemäß § 34 Abs. 3 WpHG (nur möglich bei einer Zurechnung nach § 34 Abs. 1 Satz 1 Nr. 6 WpHG) Datum der Hauptversammlung Gesamtstimmrechtsanteile (6.) nach der Hauptversammlung Anteil Stimmrechte Anteil Instrumente Summe Anteile

Seite 5 | 5 10. Sonstige Informationen Datum, Unterschrift 12.01.2026 Maria Risse